CERTIFICATE OF FORMATION

OF

KDL Holdings, LLC

1.	The name of the limited liability company is KDL Holdings. LLC.

2.	The address of the registered office of the Corporation is 9 East Loockerman Street, Dover, Delaware 19901. The name of the Corporation’s registered agent at such address in the State of Delaware is National Registered Agents, Inc.

        IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of KDL Holdings, LLC this 5th day of September, 2001.

/s/ Bryan K. Mattingly Bryan K. Mattingly, Organizer